                          October 29, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Commissioners:

        Pursuant to Rule 461 under the Securities Act of 1933, Protective Life Insurance Company, on its own behalf and on behalf of ProtectiveVariable Annuity Separate Account, hereby requests that Pre-Effective Amendment No. 1 (filed on October 29, 2008) to the Registration Statement filed on Form N-4 (File No. 333-153041) be accelerated and declared effective on October 31, 2008, or as soon thereafter as is reasonably practicable.

Protective Life Insurance Company
Protective Variable Annuity Separate Account
By:	/s/ John D. Johns John D. Johns President and Chief Executive Officer

INVESTMENT DISTRIBUTORS, INC.
2801 Highway 280 South • Birmingham, AL •35223 • (205)268-1000

                          October 29, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Commissioners:

        Pursuant to Rule 461 under the Securities Act of 1933, Investment Distributors, Inc., the principal underwriter, hereby requests that Pre-Effective Amendment No. 1 (filed on October 29, 2008) to the Registration Statement filed on Form N-4 (File No. 333-153041) be accelerated and declared effective on October 31, 2008, or as soon thereafter as is reasonably practicable.

Investment Distributors, Inc.
By:	/s/ Edwin V. Caldwell Edwin V. Caldwell President